March 31, 2017

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Annual Report on Form 20‑F for the Year Ended December 31, 2016;
Notice of disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We give notice to the Commission that we have provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in our Annual Report on Form 20‑F for the year ended December 31, 2016.

Very truly yours,

Banco Santander S.A.

By:	/s/ Mónica López-Monís
Mónica López-Monís
Chief compliance officer